Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

JURISDICTION OF
NAME	INCORPORATION

Patheon Finance LLC	Delaware, U.S.A.

Patheon P.R. LLC	Delaware, U.S.A.

Patheon Pharmaceuticals Inc.	Delaware, U.S.A.

Patheon Pharmaceuticals Services Inc.	Delaware, U.S.A.

Patheon U.S. Holdings Inc.	Delaware, U.S.A.

Patheon U.S. Holdings LLC	Delaware, U.S.A.

Patheon Pension Trustees Ltd.	England

Patheon U.K. Limited	England

Patheon France S.A.S.	France

Patheon Holdings S.A.S.	France

Patheon Italia S.p.A.	Italy

Patheon K.K.	Japan

Patheon B.V.	Netherlands

Patheon International Inc.	Ontario, Canada

CEPH International Corporation	Puerto Rico, U.S.A.

Patheon Puerto Rico Acquisitions Corporation	Puerto Rico, U.S.A.

Patheon Puerto Rico, Inc. (formerly, MOVA Pharmaceutical Corporation)	Puerto Rico, U.S.A.

Patheon International AG	Switzerland